Exhibit 1

PURCHASE AGREEMENT

This PURCHASE AGREEMENT (this “Agreement”) is made and entered into as of November 26, 2013 by and among Take-Two Interactive Software, Inc., a Delaware corporation (the “Company”), and each of the entities listed on Schedule A hereto (collectively, the “Icahn Group”, and individually a “member” of the Icahn Group).

WHEREAS, the Icahn Group directly owns shares of the issued and outstanding common stock, par value $0.01 per share, of the Company (“Company Shares”); and

WHEREAS, the Icahn Group desires to sell, and the Company desires to purchase, free and clear of any and all Liens (as defined herein), an aggregate of 12,020,744 Company Shares for an aggregate purchase price of $203,511,195.92 as set forth herein.

NOW, THEREFORE, in consideration of the foregoing premises and the covenants, agreements and representations and warranties contained herein, the receipt and sufficiency of which are hereby acknowledged, the parties hereto agree as follows:

Article I.
PURCHASE AND SALE; CLOSING

Section 1.1. Purchase and Sale.  Upon the terms and subject to the conditions of this Agreement, the Icahn Group agrees to sell, convey, assign, transfer and deliver to the Company (subject to receipt of the payment provided herein), and the Company agrees to purchase from the Icahn Group, 12,020,744 Company Shares (the “Purchased Shares”), free and clear of any and all mortgages, pledges, encumbrances, liens, security interests, options, charges, claims, deeds of trust, deeds to secure debt, title retention agreements, rights of first refusal or offer, limitations on voting rights, proxies, voting agreements, limitations on transfer or other agreements or claims of any kind or nature whatsoever (collectively, “Liens”), in such amounts set forth on Schedule A hereto in respect of each member of the Icahn Group.

Section 1.2. Purchase Price.  Upon the terms and subject to the conditions of this Agreement, in consideration of the aforesaid sale, conveyance, assignment, transfer and delivery to the Company of the Purchased Shares, the Company shall pay to the Icahn Group a price per Purchased Share of $16.93, for an aggregate price of $203,511,195.92, in cash, in such amounts set forth on Schedule A hereto in respect of each member of the Icahn Group.

Section 1.3. Expenses.  All fees and expenses incurred by each party hereto in connection with the matters contemplated by this Agreement shall be borne by the party incurring such fee or expense, including without limitation the fees and expenses of any investment banks, attorneys, accountants or other experts or advisors retained by such party.

Section 1.4. Closing. The consummation of the transactions contemplated by this Agreement (the “Closing”) shall take place on the date hereof (the “Closing Date”); provided, however, that the closing of the purchase and sale of one thousand (1,000) Company Shares (the “Record Name Shares”) held by High River Limited Partnership (“HRLP”) and the payment of the consideration thereof ($16,930.00) shall occur on Friday, November 29, 2013 at approximately 10:00 a.m. New York City time or such earlier time as mutually agreed among the parties.

Section 1.5. Closing Delivery.

(a) On the Closing Date, in accordance with Section 1.1 hereof, the Company shall deliver or cause to be delivered to the Icahn Group the cash amounts set forth on Schedule A hereto in respect of each member of the Icahn Group (other than the consideration payable in respect of the Record Name Shares), by wire transfer of immediately available funds to such account(s) specified on Schedule A.  Immediately upon confirmation of receipt of such funds, each member of the Icahn Group shall deliver or cause to be delivered the applicable Purchased Shares (other than the Record Name Shares) to American Stock Transfer & Trust Company, LLC (“AST”) through the facilities of the Depository Trust Company’s DWAC system.  On or prior to the Closing Date, the Company shall deliver a letter to AST, which letter shall include the broker name, phone number and number of shares of Purchased Shares to be so transferred, instructing AST to accept the DWAC.

(b) At the closing for the Record Name Shares on Friday, November 29, 2013, the Company shall deliver or cause to be delivered to HRLP, Sixteen Thousand Nine Hundred Thirty Dollars ($16,930.00) in respect of the Record Name Shares, by wire transfer of immediately available funds to such account specified on Schedule A.  Immediately upon confirmation of receipt of such funds, HRLP shall deliver or cause to be delivered a certificate representing the Record Names Shares duly endorsed by HLRP for transfer to the Company or accompanied by a medallion guaranteed stock power for the Record Name Shares duly executed by HLRP, in proper form for transfer.

(c) Each party hereto further agrees to execute and deliver such other instruments as shall be reasonably requested by a party hereto to consummate the transactions contemplated by this Agreement.

Article II.
COVENANTS

Section 2.1. Public Announcement; Public Filings.

(a) Upon Closing, the Company shall issue a press release in the form of Exhibit A hereto.  No party hereto nor any of its respective Affiliates shall issue any press release or make any public statement relating to the transactions contemplated hereby (including, without limitation, any statement to any governmental or regulatory agency or accrediting body) that is inconsistent with, or are otherwise contrary to, the statements in the press release.

(b) Promptly following the date hereof, the Icahn Group shall cause to be filed with the Securities and Exchange Commission an amendment to their most recent Schedule 13D, as amended, and prior to filing will provide the Company and its counsel a reasonable opportunity to review such amendment.

Section 2.2. Termination of 2010 Agreement.  Immediately following the Closing, the Icahn Group will beneficially own no Company Shares (other than the Record Name Shares) and no longer meets or exceeds the Ownership Threshold (as defined in the Agreement, dated January 20, 2010 among the Company and the Icahn Group (the “2010 Agreement”)).  Immediately following the Closing, the Company and the Icahn Group acknowledge and agree that the 2010 Agreement shall terminate in its entirety; provided that, for the avoidance of doubt, the Confidentiality Agreement, dated May 6, 2010, among the Company and the Icahn Group shall remain in full force and effect and to the extent defined terms used in the Confidentiality Agreement refer to the 2010 Agreement, such defined terms from the 2010 Agreement shall survive for the sole and limited purpose of being incorporated into the Confidentiality Agreement.

Section 2.3. Resignations.  The parties hereto agree and acknowledge that from and after the Closing, pursuant to the terms of irrevocable letters of resignation previously delivered by each of Brett Icahn, James Nelson and SungHwan Cho to the Board of Directors of the Company (the “Board”), the resignations of Messrs. Icahn, Nelson and Cho from the Board (and, as a result of such resignation, all committees and sub-committees thereof) shall automatically become effective upon the Closing.

Article III.
REPRESENTATIONS AND WARRANTIES OF THE ICAHN GROUP

Each member of the Icahn Group hereby makes, jointly and severally, the following representations and warranties to the Company:

Section 3.1. Existence; Authority.  Such member of the Icahn Group is duly organized, validly existing and in good standing under the laws of the jurisdiction of its organization. Such member of the Icahn Group has all requisite corporate power and authority to execute and deliver this Agreement, to perform its or his obligations hereunder and to consummate the transactions contemplated hereby and thereby and has taken all necessary action to authorize the execution, delivery and performance of this Agreement.

Section 3.2. Enforceability.  This Agreement has been duly and validly executed and delivered by such member of the Icahn Group, and, assuming due and valid authorization, execution and delivery by the Company, this Agreement will constitute a legal, valid and binding obligation of such member of the Icahn Group, enforceable against such person in accordance with its terms, except as such enforceability may be affected by bankruptcy, insolvency, moratorium and other similar laws relating to or affecting creditors’ rights generally and general equitable principles.

Section 3.3. Ownership.  Such member of the Icahn Group is the beneficial owner of the Purchased Shares set forth opposite its name on Schedule A hereto, free and clear of any and all Liens. Such member of the Icahn Group has full power and authority to transfer full legal ownership of its respective Purchased Shares to the Company, and such member of the Icahn Group is not required to obtain the approval of any person or governmental agency or organization to effect the sale of the Purchased Shares. Such member of the Icahn Group together with each of the other members and their respective Affiliates will beneficially own, in the aggregate, no Company Shares immediately following the Closing (other than the Record Name Shares).

Section 3.4. Good Title Conveyed.  All Purchased Shares sold by such member of the Icahn Group hereunder, shall be free and clear of any and all Liens and good, valid and marketable title to such Purchased Shares will effectively vest in the Company at the Closing.

Section 3.5. Absence of Litigation.  There is no suit, action, investigation or proceeding pending or, to the knowledge of such member of the Icahn Group, threatened against such party that could impair the ability of such member of the Icahn Group to perform its obligations hereunder or to consummate the transactions contemplated hereby.

Section 3.6. Other Acknowledgments.

(a) Each member of the Icahn Group hereby represents and acknowledges that it is a sophisticated investor and that it knows that the Company may have material Confidential Information concerning the Company and its condition (financial and otherwise), results of operations, businesses, properties, plans and prospects and that such information could be material to the Icahn Group’s decision to sell the Purchased Shares or otherwise materially adverse to the Icahn Group’s interests. Each of member of the Icahn Group acknowledges and agrees, severally with respect to itself or himself only and not with respect to any other such party, that the Company shall have no obligation to disclose to it or him any such information and hereby waives and releases, to the fullest extent permitted by law, any and all claims and causes of action it has or may have against the Company and their respective Affiliates, officers, directors, employees, agents and representatives based upon, relating to or arising out of nondisclosure of such information or the sale of the Purchased Shares hereunder.

(b) Each member of the Icahn Group further represents that it has adequate information concerning the business and financial condition of the Company to make an informed decision regarding the sale of the Purchased Shares and has, independently and without reliance upon the Company, made its or his own analysis and decision to sell the Purchased Shares. With respect to legal, tax, accounting, financial and other considerations involved in the transactions contemplated by this Agreement, including the sale of the Purchased Shares, no such member of the Icahn Group is relying on the Company (or any agent or representative thereof). Such member of the Icahn Group has carefully considered and, to the extent it or he believes such discussion necessary, discussed with professional legal, tax, accounting, financial and other advisors the suitability of the transactions contemplated by this Agreement, including the sale of the Purchased Shares. Each of member of the Icahn Group acknowledges that none of the Company or any of their respective directors, officers, subsidiaries or Affiliates has made or makes any representations or warranties, whether express or implied, of any kind except as expressly set forth in this Agreement.

(c) Each member of the Icahn Group represents that (i) such member is an “accredited investor” as defined in Rule 501 promulgated under the Securities Act of 1933, as amended, and (ii) the sale of the applicable Purchased Shares by such member (x) was privately negotiated in an independent transaction and (y) does not violate any rules or regulations applicable to such member.

Article IV.
REPRESENTATIONS AND WARRANTIES OF THE COMPANY

The Company makes the following representations and warranties to the Icahn Group:

Section 4.1. Existence; Authority.  The Company is a corporation duly organized, validly existing and in good standing under the laws of the State of Delaware. The Company has all requisite corporate power and authority to execute and deliver this Agreement, to perform its obligations hereunder and to consummate the transactions contemplated hereby and has taken all necessary corporate action to authorize the execution, delivery and performance of this Agreement.

Section 4.2. Enforceability.  This Agreement has been duly and validly executed, and, assuming due and valid authorization, execution and delivery by the Icahn Group, this Agreement will constitute a legal, valid and binding obligations of the Company, enforceable against it in accordance with its terms, except as such enforceability may be affected by bankruptcy, insolvency, moratorium and other similar laws relating to or affecting creditors’ rights generally and general equitable principles. The purchase of the Purchased Shares by the Company (i) was privately negotiated in an independent transaction and (ii) does not violate any rules or regulations applicable to the Company.

Section 4.3. Absence of Litigation.  There is no suit, action, investigation or proceeding pending or, to the knowledge of the Company, threatened against such party that could impair the ability of the Company to perform its obligations hereunder or to consummate the transactions contemplated hereby.

Article V.
MISCELLANEOUS

Section 5.1. Survival.  Each of the representations, warranties, covenants, and agreements in this Agreement or pursuant hereto shall survive the Closing. Notwithstanding any knowledge of facts determined or determinable by any party by investigation, each party shall have the right to fully rely on the representations, warranties, covenants and agreements of the other parties contained in this Agreement or in any other documents or papers delivered in connection herewith. Each representation, warranty, covenant and agreement of the parties contained in this Agreement is independent of each other representation, warranty, covenant and agreement. Except as expressly set forth in this Agreement, no party has made any representation warranty, covenant or agreement.

Section 5.2. Notices.  All notices, requests, claims, demands and other communications hereunder shall be in writing and shall be given (and shall be deemed to have been duly given if so given) by hand delivery, cable, telecopy or mail (registered or certified, postage prepaid, return receipt requested) to the respective parties hereto addressed as follows:

If to the Company:

Take-Two Interactive Software, Inc.
622 Broadway, 6th Floor
New York, New York  10012
Attention:  Seth Krauss
Facsimile:  646-536-2923

With a copy to (which shall not constitute notice):

Willkie Farr & Gallagher LLP
787 Seventh Avenue
New York, New York 10019
Attn:  Adam M. Turteltaub
Facsmile:  212-728-9219

If to any member of the Icahn Group:

Icahn Capital LP
767 Fifth Avenue, 47th Floor
New York, New York  10153
Attention:  Keith Schaitkin
E-mail:  kls@schaitkin@sfire.com

Section 5.3. Certain Definitions.  As used in this Agreement, (a) the term “Affiliate” shall have the meaning set forth in Rule 12b-2 under the Securities Exchange Act of 1934, as amended, and shall include persons who become Affiliates of any person subsequent to the date hereof; and (b) the Company and each member of the Icahn Group are referred to herein individually as a “party” and collectively as “parties.”

Section 5.4. Specific Performance.  The Company and the Icahn Group acknowledge and agree that the other would be irreparably injured by a breach of this Agreement and that money damages are an inadequate remedy for an actual or threatened breach of this Agreement. Accordingly, the parties agree to the granting of specific performance of this Agreement and injunctive or other equitable relief as a remedy for any such breach or threatened breach, without proof of actual damages, and further agree to waive any requirement for the securing or posting of any bond in connection with any such remedy. Such remedy shall not be deemed to be the exclusive remedy for a breach of this Agreement, but shall be in addition to all other remedies available at law or equity.

Section 5.5. No Waiver.  Any waiver by any party hereto of a breach of any provision of this Agreement shall not operate as or be construed to be a waiver of any other breach of such provision or of any breach of any other provision of this Agreement. The failure of a party hereto to insist upon strict adherence to any term of this Agreement on one or more occasions shall not be considered a waiver or deprive that party of the right thereafter to insist upon strict adherence to that term or any other term of this Agreement.

Section 5.6. Severability.  If any term, provision, covenant or restriction of this Agreement is held by a court of competent jurisdiction or other authority to be invalid or unenforceable, the remainder of the terms, provisions, covenants and restrictions of this Agreement shall remain in full force and effect and shall in no way be affected, impaired or invalidated by such holding. The parties agree that the court making any such determination of invalidity or unenforceability shall have the power to reduce the scope, duration or area of, delete specific words or phrases in, or replace any such invalid or unenforceable provision with one that is valid and enforceable and that comes closest to expressing the intention of such invalid or unenforceable provision, and this Agreement shall be enforceable as so modified after the expiration of the time within which the judgment may be appealed.

Section 5.7. Successors and Assigns.  This Agreement shall be binding upon and inure to the benefit of the parties hereto and their respective successors and assigns; provided that this Agreement (and any of the rights, interests or obligations of any party hereunder) may not be assigned by any party without the prior written consent of the other parties hereto (such consent not to be unreasonably withheld). Any purported assignment of a party’s rights under this Agreement in violation of the preceding sentence shall be null and void.

Section 5.8. Entire Agreement; Amendments.  This Agreement (including any Schedules hereto) constitutes the entire agreement between the parties with respect to the subject matter hereof and supersedes all other prior agreements and understandings, both written and oral, among the parties with respect to the subject matter hereof and, except as expressly set forth herein, is not intended to confer upon any person other than the parties hereto any rights or remedies hereunder. This Agreement may be amended only by a written instrument duly executed by the parties hereto or their respective permitted successors or assigns.

Section 5.9. Headings.  The section headings contained in this Agreement are for reference purposes only and shall not affect in any way the meaning or interpretation of this Agreement.

Section 5.10. Governing Law.  This Agreement shall be governed by and construed and enforced in accordance with the laws of the State of Delaware, without giving effect to choice of law principles thereof that would cause the application of the laws of any other jurisdiction.

Section 5.11. Submission to Jurisdiction.  Each of the parties irrevocably submits to the exclusive jurisdiction and service and venue in any federal or state court sitting in the State of Delaware for the purposes of any action, suit or proceeding arising out of or with respect to this Agreement. Each of the parties irrevocably and unconditionally waives any objections to the laying of venue of any action, suit or proceeding relating to this Agreement in any federal or state court sitting in the State of Delaware, and hereby further irrevocably and unconditionally waives and agrees not to plead or claim in any such court that any such action, suit or proceeding brought in any such court has been brought in an inconvenient forum. EACH OF THE PARTIES HERETO HEREBY IRREVOCABLY WAIVES THE RIGHT TO A TRIAL BY JURY.

Section 5.12. Counterparts; Facsimile.  This Agreement may be executed in counterparts, including by facsimile or PDF electronic transmission, each of which shall be deemed an original, but all of which together shall constitute one and the same Agreement.

Section 5.13. Further Assurances.  Upon the terms and subject to the conditions of this Agreement, each of the parties hereto agrees to execute such additional documents, to use commercially reasonable efforts to take, or cause to be taken, all actions, and to do, or cause to be done, and to assist and cooperate with the other parties in doing, all things necessary, proper or advisable to consummate or make effective, in the most expeditious manner practicable, the transactions contemplated by this Agreement.

Section 5.14. Interpretation.  The parties acknowledge and agree that this Agreement has been negotiated at arm’s length and among parties equally sophisticated and knowledgeable in the matters covered hereby. Accordingly, any rule of law or legal decision that would require interpretation of any ambiguities in this Agreement against the party that has drafted it is not applicable and is hereby waived.

[SIGNATURE PAGES FOLLOW]

IN WITNESS WHEREOF, the parties hereto have caused this Agreement to be duly executed as of the day and year first written above.

TAKE-TWO INTERACTIVE SOFTWARE, INC.

/s/ Seth Knauss
Name: Seth Knauss
Title: Executive Vice President and General Counsel

ICAHN PARTNERS MASTER FUND LP
ICAHN PARTNERS MASTER FUND II LP
ICAHN PARTNERS MASTER FUND III LP
ICAHN OFFSHORE LP
ICAHN PARTNERS LP
ICAHN ONSHORE LP
ICAHN CAPITAL LP
IPH GP LLC
ICAHN ENTERPRISES G.P. INC.
ICAHN ENTERPRISES HOLDINGS L.P.
By: Icahn Enterprises G.P. Inc., general partner

          By:  /s/ Keith Cozza
   Name:  Keith Cozza
   Title:  Executive Vice President

BECKTON CORP.
BARBERRY CORP.
HIGH RIVER LIMITED PARTNERSHIP
By: Hopper Investments LLC, general partner
By: Barberry Corp., its sole member
HOPPER INVESTMENTS LLC
By:  Barberry Corp, its sole member

          By:  /s/ Keith Cozza
  Name: Keith Cozza
  Title: Treasurer

Schedule A

Purchased Shares; Payments

Name of Member of the Icahn Group	# of Purchased Shares to be delivered by Member of the Icahn Group at Closing	Payment to be made to Member of the Icahn Group at Closing
High River Limited Partnership	2,404,148**	$40,702,225.64
Icahn Partners LP	3,651,882	$61,826,362.26
Icahn Partners Master Fund LP	3,781,156	$64,014,971.08
Icahn Partners Master Fund II LP	1,515,901	$25,664,203.93
Icahn Partners Master Fund III LP	667,657	$11,303,433.01
Total:	12,020,744	$203,511,195.92
                                                                        **Includes 1,000 Record Name Shares